EXHIBIT 3.1

Special Resolution Amending Article 49.7 of the Amended and Restated Memorandum and Articles of Association, Adopted by Shareholders of TLGY Acquisition Corporation on October 17, 2023

RESOLVED, as a special resolution, that text of Article 49.7 of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect is hereby amended and restated to read in full as follows:

In the event that the Company does not consummate a Business Combination within 15 months from the consummation of the IPO, the Company may extend by resolution of the Directors if requested by the Sponsor or its Affiliates up to nine times by an additional one month each time (the “First Extension”), subject in each case to the Sponsor or its affiliates or designees depositing for each month extension the lesser of $0.04 per share and $200,000 into the Trust Account (the “Original Extension Payment”), on the prior date of the applicable deadline, in accordance with the terms described in the prospectus relating to the IPO, or such later time as the Members may approve in accordance with the Articles. At any time during the First Extension period, the Company may further extend the time to consummate a business combination by one month, up to seven times (the “Second Extension”) (starting from the first date on which such Modified Extension Payment (as defined below) is made and for the avoidance of doubt in which case the First Extension period and the Original Extension Payment will cease to apply), subject in each case to the Sponsor or its affiliates or designees depositing for each month extension the lesser of (x) $0.033 per share and (y) $110,000 into the Trust Account (the “Modified Extension Payment”), on the prior date of the applicable deadline in respect of the Second Extension. Any Original Extension Payment paid in order to extend the period of time to consummate a Business Combination until November 3, 2023, which is paid but unused (due to an additional extension payment, based on the Modified Extension Payment, made prior to November 3, 2023) may be deducted, on a pro rata basis, from future extension payments. If the Company does not consummate a business combination by the applicable deadline, in accordance with the terms described in the prospectus relating to the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)  cease all operations except for the purpose of winding up;

(b)  as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)  as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”(the “Charter Amendments”)

PROVIDED that the Charter Amendments may not be approved or effective, at the sole discretion of the Board, if: (1) as a consequence of redemptions of the Company’s Public Shares submitted to the Company pursuant to Article 49.8 of the Articles in connection with the Annual General Meeting held to approve the Charter Amendments the Company’s net tangible assets would be less than US$5,000,001 following such redemptions; or (2) within two business days following the Annual General Meeting to approve the Charter Amendments the Board of the Company resolves not to proceed with the Charter Amendments because submitted redemptions of the Company’s Public Shares pursuant to Article 49.8 of the Articles in connection with the Annual General Meeting held to approve the Charter Amendments would cause the Company’s Trust Account to hold less than US$25,000,000.